UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ----------------

                                 Amendment No. 4

                                       to

                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               ----------------

                              Global Crossing Ltd.
                            (Name of Subject Company)

                                 U S WEST, Inc.
                                    (Bidder)

                          Common Stock, $.01 Par Value
                         (Titles of Class of Securities)

                                CUSIP: G3921A100
              (CUSIP Number of Class of Securities) (Common Stock)

                                 U S WEST, Inc.
                             1801 California Street
                                Denver, CO 80202
                                 (303) 672-2700
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                   Copies to:

                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000

                            Thomas O. McGimpsey, Esq.
                                 U S WEST, Inc.
                             1801 California Street
                                   Suite 5100
                                Denver, CO 80202
                                 (303) 672-2712

       U S WEST, Inc. hereby amends and supplements its Schedule 14D-1 and 13D originally filed on May 21, 1999 (the "Original Filing"), as amended by its
Schedule 14D-1 and 13D, Amendment No. 1, filed on May 24, 1999, Amendment No. 2, filed on June 8, 1999 and Amendment No. 3, filed on June 11, 1999 (together with the Original Filing, the "Statement") with respect to the Offer by U S WEST, Inc. to purchase 39,259,305 shares of Common Stock of Global Crossing Ltd., as set forth in the Statement. Capitalized terms used herein and not otherwise defined shall have the meaning assigned such terms in the Statement.

Item 10.  ADDITIONAL INFORMATION.

      Item 10 of the Schedule 14D-1 is hereby amended by adding to Sections 15 and 16 of the Offer to Purchase the following paragraphs at the end of each such
Section:

            "The waiting period under the HSR Act relating to the Offer expired without any request by the Antitrust Division or the FTC for additional information."

      In addition, Section 12 of the Offer to Purchase is hereby amended by adding the following statement:

            "On June 13, 1999, Qwest Communications International Inc. ("Qwest") publicly announced that it has made an offer to acquire through a merger, all of the outstanding shares of Common Stock of the Offeror. Qwest stated that it will exchange 1.738 shares of Qwest Common Stock for each share of the Offeror's Common Stock. In addition, Qwest concurrently publicly announced that it was offering to acquire all of the outstanding shares of Common Stock of Frontier. In the event Frontier enters into a definitive agreement with Qwest with respect to the acquisition of Frontier by Qwest, Qwest has indicated that it will increase the consideration it is offering to 1.783 shares of Qwest Common Stock for each share of Offeror's Common Stock. Qwest's proposal is subject to other terms and conditions. The Qwest proposal is not subject to completion of, or termination of, the Offer. In addition, Qwest sent a letter to Mr. Solomon D. Trujillo, the Chairman, President and Chief Executive Officer of the Offeror, setting forth the foregoing proposal.

            Notwithstanding the Qwest proposal, pursuant to the Tender Offer and Purchase Agreement, the Offeror is obligated to purchase the shares pursuant to the Offer unless certain circumstances occur, including the termination of the merger agreement between Frontier and Global as a result of the Qwest proposed transactions or otherwise.

            In addition, under the Merger Agreement, the Offeror is entitled under certain circumstances to consider a Superior Proposal. Pursuant to the Merger Agreement, a "Superior Proposal" is defined as a proposal which the Board of Directors of Offeror determines in its good-faith judgment, based on, among other matters, the advice of a nationally recognized financial advisor, to be more favorable to its stockholders than the transaction between the Offeror and Global, taking into account all relevant factors. The Offeror has not, at this time, made a determination that the Qwest proposal constitutes a Superior Proposal as defined in the Merger Agreement. The Board of Directors of Offeror will consider the Qwest proposal in due course. If the Board of Directors of Offeror were to determine that Qwest's proposal constituted a Superior Proposal for the stockholders of U S WEST, the Offeror would have the right to terminate the Merger Agreement subject to the payment of a break-up fee of $850 million of which $250 million can be applied against the purchase of services from Global. No determination has been made as of this time by the Board of Directors of Offeror.

      Furthermore, the information set forth in the press release dated June 17, 1999, which press release is attached hereto as Exhibit (a)(1), is incorporated by reference herein:

Item 11. Material to be Filed as Exhibits.

  Item 11 is hereby amended by the addition of the following exhibits:

     (a)(1) Press release issued by U S WEST, Inc., dated June 17, 1999.

     99.1 Letter from Qwest, dated June 13, 1999, to Mr. Solomon D. Trujillo, Chairman, President and Chief Executive Officer of U S WEST, Inc.

     99.2 Press release of Qwest, dated June 13, 1999.

                                    SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1999
                                          U S WEST, Inc.


                                          By: /s/ Thomas O. McGimpsey
                                              ---------------------------------
                                              Name:   Thomas O. McGimpsey
                                              Title:  Assistant Secretary and
                                                      Senior Attorney

                                  EXHIBIT INDEX

     (a)(1) Press release issued by U S WEST, Inc., dated June 17, 1999.

     99.1 Letter from Qwest, dated June 13, 1999, to Mr. Solomon D. Trujillo, Chairman, President and Chief Executive Officer of U S WEST, Inc.

     99.2 Press release of Qwest, dated June 13, 1999.